File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 811

U.S.$3,500,000,000 0.50 percent Notes due September 23, 2024

Filed pursuant to Rule 3 of Regulation IA

Dated: September 21, 2021

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$3,500,000,000 0.50 percent Notes due September 23, 2024, Series No. 811 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated June 1, 2021 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated September 21, 2021 (the "Terms Agreement") and the Pricing Supplement dated September 21, 2021 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 99.926%	0.100%	99.826%
Total: U.S.$3,497,410,000.00	U.S.$3,500,000.00	U.S.$3,493,910,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Acting Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated August 18, 2021
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

IDB
Inter-American
Development Bank

Exhibit A

August 18, 2021

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of June 1, 2021 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alain Lopez
Acting Chief Counsel
Corporate Legal Affairs Division

<u>**PRICING SUPPLEMENT**</u>

Inter-American Development Bank

Global Debt Program

Series No.: 811

U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024 (the "Notes")

Issue Price: 99.926 percent

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
UK Regulated Market

BofA Securities
HSBC
J.P. Morgan
TD Securities

Barclays
BMO Capital Markets
Citigroup
Deutsche Bank
Goldman Sachs International
Morgan Stanley
Nomura
RBC Capital Markets
Scotiabank

The date of this Pricing Supplement is September 21, 2021.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 811
U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024

4850-1269-9131 v.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II and UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II and UK MiFIR" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	811
2.	Aggregate Principal Amount:	U.S.$3,500,000,000
3.	Issue Price:	U.S.$3,497,410,000 which is 99.926 percent of the Aggregate Principal Amount
4.	Issue Date:	September 23, 2021
5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

4850-1269-9131 v.2

8. Specified Principal Payment
Currency
(Conditions 1(d) and 7(h)):   U.S.$

9. Specified Interest Payment Currency
(Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
(Condition 6(a); Fixed Interest Rate
and Zero Coupon):   September 23, 2024

11. Interest Basis
(Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
(Condition 5(III)):   Issue Date (September 23, 2021)

13. Fixed Interest Rate (Condition 5(I)):

   (a)   Interest Rate: 0.500 percent per annum

   (b)   Fixed Rate Interest Payment
   Date(s):   Semi-annually in arrear on March 23 and
                                          September 23 in each year, commencing on
                                          March 23, 2022.

                                          Each Fixed Rate Interest Payment Date is subject
                                          to the Business Day Convention, but with no
                                          adjustment to the amount of interest otherwise
                                          calculated.

   (c)   Business Day Convention: Following Business Day Convention

   (d)   Fixed Rate Day Count
   Fraction(s):   30/360

14. Relevant Financial Center: New York

15. Relevant Business Day: New York

16. Issuer's Optional Redemption
(Condition 6(e)):   No

17. Redemption at the Option of the
Noteholders (Condition 6(f)):   No

3

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 811
U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024

4850-1269-9131 v.2

| 18. | Governing Law: | | New York |

Other Relevant Terms

| 1. | Listing: | | Application has been made for the Notes to be admittesd to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's UK Regulated Market |

| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | | Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A. |

| 3. | Syndicated: | | Yes |

| 4. | If Syndicated: | | |

| | (a) | Liability: | Several |

| | (b) | Lead Managers: | HSBC Bank plc
J.P. Morgan Securities plc
Merrill Lynch International
TD Global Finance unlimited company |

| 5. | Commissions and Concessions: | | 0.100 percent of the Aggregate Principal Amount |

| 6. | Estimated Total Expenses: | | The Lead Managers have agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable. |

| 7. | Codes: | | |

| | (a) | Common Code: | 238912580 |

| | (b) | ISIN: | US4581X0DZ81 |

| | (c) | CUSIP: | 4581X0DZ8 |

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PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 811
U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024

4850-1269-9131 v.2

8.	Identity of Managers:	HSBC Bank plc
		J.P. Morgan Securities plc
		Merrill Lynch International
		TD Global Finance unlimited company
		Barclays Bank PLC
		BMO Capital Markets Corp.
		Citigroup Global Markets Limited
		Deutsche Bank AG, London Branch
		Goldman Sachs International
		Morgan Stanley & Co. International plc
		Nomura International plc
		RBC Capital Markets, LLC
		Scotiabank Europe plc

9. Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

Each of the Managers represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

5

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 811
U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024

4850-1269-9131 v.2

<table>
<tr>
<td>(c)</td>
<td>Singapore:</td>
<td>In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).</td>
</tr>
<tr>
<td>(d)</td>
<td>General:</td>
<td>No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.</td>
</tr>
</table>

General Information

Additional Information Regarding the Notes

1.   Use of Proceeds

The net proceeds from the sale of the Notes will be included in the ordinary capital resources of the Bank and, will not be committed or earmarked for lending to, or financing of, any specific loans, projects or programs. The Bank, in partnership with its member countries, works to reduce poverty and inequalities in Latin America and the Caribbean by promoting economic and social development in a sustainable, climate friendly way.

The Bank's strategic priorities include social inclusion and equality, productivity and innovation and economic integration along with three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. Each strategic priority of the Bank aligns to at least one of the United Nations

4850-1269-9131 v.2

Sustainable Development Goals ("SDGs"), with all goals covered within the Bank's institutional strategy, which may be adapted from time to time should the United Nations SDGs definition evolve.

All projects undertaken by the Bank go through the Bank's rigorous sustainability framework. The framework tracks measurable results, adherence to lending targets and the effectiveness of its environmental and social safeguards. The Bank's administrative and operating expenses are currently covered entirely by the Bank's various sources of revenue, consisting primarily of net interest margin and investment income (as more fully described in the Bank's Information Statement).

2.   Matters relating to MiFID II and UK MiFIR

The Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II or UK MiFIR.

MiFID II product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of the EU manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the EU manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "EU manufacturer" means TD Global Finance unlimited company, and the expression "MiFID II" means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of each UK manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the UK manufacturers' target market assessment; however, a distributor subject to the UK MiFIR

7

4850-1269-9131 v.2

Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i) the expression "UK manufacturers" means HSBC Bank plc, J.P. Morgan Securities plc and Merrill Lynch International, (ii) the expression "COBS" means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression "UK MiFIR Product Governance Rules" means the FCA Handbook Product Intervention and Product Governance Sourcebook.

For the purposes of this provision, the expression UK MiFIR means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 811
U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024

4850-1269-9131 v.2

Exhibit C

TERMS AGREEMENT NO. 811 UNDER
THE PROGRAM

September 21, 2021

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

   The undersigned agree to purchase from you (the "<u>Bank</u>") the Bank's U.S.$3,500,000,000 0.500 percent Notes due September 23, 2024 (the "<u>Notes</u>") described in the Pricing Supplement related thereto, dated as of the date hereof (the "<u>Pricing Supplement</u>"), at 9:00 a.m. New York time on September 23, 2021 (the "<u>Settlement Date</u>"), at an aggregate purchase price of U.S.$3,493,910,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the "<u>Standard Provisions</u>"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

   When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein and the term "<u>Time of Sale</u>" refers to September 15, 2021, 11:53 a.m. New York time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

   The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

   The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

   Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.926 percent of the aggregate principal amount (U.S.$3,497,410,000) less a combined management and underwriting commission and selling concession of 0.100 percent of the aggregate principal amount (U.S.$3,500,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is U.S.$3,493,910,000.

    The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
HSBC Bank plc	796,250,000
J.P. Morgan Securities plc	796,250,000
Merrill Lynch International	796,250,000
TD Global Finance unlimited company	796,250,000
Barclays Bank PLC	35,000,000
BMO Capital Markets Corp.	35,000,000
Citigroup Global Markets Limited	35,000,000
Deutsche Bank AG, London Branch	35,000,000
Goldman Sachs International	35,000,000
Morgan Stanley & Co. International plc	35,000,000
Nomura International plc	35,000,000
RBC Capital Markets, LLC	35,000,000
Scotiabank Europe plc	35,000,000
Total:	**3,500,000,000**

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/LDSL; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

4817-4133-8619 v.2

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

   For purposes hereof, the notice details of each of the undersigned are as follows:

   FOR THE BANK:

   > Inter-American Development Bank
   > 1300 New York Avenue, N.W.
   > Washington, D.C. 20577
   > Attention: Finance Department,
   >   Cash Management and Settlements Group
   > Email: FIN_CMO@iadb.org
   > Telephone: 202-623-3131

4817-4133-8619 v.2

FOR THE MANAGERS:

c/o J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

Attention: Head of International Syndicate and Head of
             EMEA Capital Markets Group

Email: emea_syndicate@jpmorgan.com

6.   If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial

Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)   Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8.   The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of either the MiFID II or UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II or UK MiFIR.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "MiFID Product Governance Rules") regarding the mutual responsibilities of EU Manufacturer under the Product Governance Rules:

(i)   TD Global Finance unlimited company (the "EU Manufacturer") acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   the other Managers note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i)   each of HSBC Bank plc, J.P. Morgan Securities plc and Merrill Lynch International (each a "UK Manufacturer" and together "the UK Manufacturers") acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression "MiFID II" means Directive 2014/65/EU, as amended, and the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4817-4133-8619 v.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC



By: _____

Name: Samantha Riley
Title: Head of DCM Legal

J.P. MORGAN SECURITIES PLC

By: _____

Name:
Title:

MERRILL LYNCH INTERNATIONAL

By: _____

Name:
Title:

TD GLOBAL FINANCE UNLIMITED COMPANY

By: _____

Name:
Title:

BARCLAYS BANK PLC

By: _____

Name:
Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By: _____
        Name:
        Title:

J.P. MORGAN SECURITIES PLC



By: _____
        Name: Sarah Lovedee, Executive Director
        Title:

MERRILL LYNCH INTERNATIONAL

By: _____
        Name:
        Title:

TD GLOBAL FINANCE UNLIMITED COMPANY

By: _____
        Name:
        Title:

BARCLAYS BANK PLC

By: _____
        Name:
        Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By: _____
         Name:
         Title:

J.P. MORGAN SECURITIES PLC

By: _____
         Name:
         Title:

MERRILL LYNCH INTERNATIONAL



By: _____
         Name: Kamini Sumra
         Title: Director

TD GLOBAL FINANCE UNLIMITED COMPANY

By: _____
         Name:
         Title:

BARCLAYS BANK PLC

By: _____
         Name:
         Title:

4817-4133-8619 v.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By: _____
       Name:
       Title:

J.P. MORGAN SECURITIES PLC

By: _____
       Name:
       Title:

MERRILL LYNCH INTERNATIONAL

By: _____
       Name:
       Title:

TD GLOBAL FINANCE UNLIMITED COMPANY



By: _____
       Name: Frances Watson
       Title: Director, Transaction Management Group

BARCLAYS BANK PLC

By: _____
       Name:
       Title:

4817-4133-8619 v.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By: _____
       Name:
       Title:

J.P. MORGAN SECURITIES PLC

By: _____
       Name:
       Title:

MERRILL LYNCH INTERNATIONAL

By: _____
       Name:
       Title:

TD GLOBAL FINANCE UNLIMITED COMPANY

By: _____
       Name:
       Title:

BARCLAYS BANK PLC

By: _____
       Name: Emily Wilson
       Title: Director

4817-4133-8619 v.2

BMO CAPITAL MARKETS CORP.



By: _____

Name: Sean M. Hayes
Title: Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By: _____

Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____

Name:
Title:

By: _____

Name:
Title:

GOLDMAN SACHS INTERNATIONAL

By: _____

Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____

Name:
Title:

BMO CAPITAL MARKETS CORP.

By: _____
  Name:
  Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
  Name:
  Title: Sherman Sim
      Delegated Signatory

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
  Name:
  Title:

By: _____
  Name:
  Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
  Name:
  Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
  Name:
  Title:

BMO CAPITAL MARKETS CORP.

By:
    Name:
    Title:

CITIGROUP GLOBAL MARKETS LIMITED

By:
    Name:
    Title:

DEUTSCHE BANK AG, LONDON BRANCH

By:
    Name: Dr. Mark K. Oulds
    Title:
                Director & Senior Counsel

By:
    Name: Ute Muenstermann
    Title: Director

GOLDMAN SACHS INTERNATIONAL

By:
    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:
    Name:
    Title:

- 8 -

BMO CAPITAL MARKETS CORP.

By: _____
        Name:
        Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
        Name:
        Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
        Name:
        Title:

By: _____
        Name:
        Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
        Name: James Briggs
        Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
        Name:
        Title:

BMO CAPITAL MARKETS CORP.

By: _____
       Name:
       Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
       Name:
       Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
       Name:
       Title:

By: _____
       Name:
       Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
       Name:
       Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
       Name: Kathryn McArdle
       Title: Vice President

4817-4133-8619 v.2

NOMURA INTERNATIONAL PLC



By: _____

Name: Guy Luscombe
Title: Duly Authorised Signatory

RBC CAPITAL MARKETS, LLC

By: _____

Name:
Title:

SCOTIABANK EUROPE PLC

By: _____

Name:
Title:

By: _____

Name:
Title:

(the foregoing signatories, collectively, the "Managers")

4817-4133-8619 v.2

NOMURA INTERNATIONAL PLC

By: _____

    Name:
    Title:

RBC CAPITAL MARKETS, LLC

By: *Scott G. Primrose*
    ———————————————
    Name: Scott G. Primrose
    Title: Authorized Signatory

SCOTIABANK EUROPE PLC

By: _____

    Name:
    Title:

By: _____

    Name:
    Title:

(the foregoing signatories, collectively, the "Managers")

4817-4133-8619 v.2

NOMURA INTERNATIONAL PLC

By: _____
     Name:
     Title:

RBC CAPITAL MARKETS, LLC

By: _____
     Name:
     Title:

SCOTIABANK EUROPE PLC



By: _____
     Name: James Walter
     Title: Regional Director, Europe Legal



By: _____
     Name: Cesare Roselli
     Title: Managing Director

(the foregoing signatories, collectively, the "Managers")

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

     Name: Gustavo Alberto De Rosa
     Title: Vice President for Finance and Administration &
                  Chief Financial Officer and
                  General Manager, Finance Department